Exhibit 12.1
THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

		Fiscal Year(1)
	Six Months Ended
	July 29, 2012	2011	2010	2009	2008	2007
Earnings From Continuing Operations Before Income Taxes	$4,048	$6,068	$5,273	$3,982	$3,590	$6,620
Less: Capitalized Interest	(1)	(3)	(3)	(4)	(20)	(46)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	142	280	278	277	286	279
Interest Expense	312	609	533	680	644	741
Adjusted Earnings	$4,501	$6,954	$6,081	$4,935	$4,500	$7,594
Fixed Charges:
Interest Expense	$312	$609	$533	$680	$644	$741
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	142	280	278	277	286	279
Total Fixed Charges	$454	$889	$811	$957	$930	$1,020
Ratio of Earnings to Fixed Charges(2)	9.9x	7.8x	7.5x	5.2x	4.8x	7.4x

(1)
Fiscal years 2011, 2010, 2009, 2008 and 2007 refer to the fiscal years ended January 29, 2012, January 30, 2011, January 31, 2010, February 1, 2009 and  February 3, 2008, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)